EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

VIA EDGAR

September 7, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Jeffrey Gordon

Re:	EZGO Technologies Ltd.
Form 20-F for the Year Ended September 30, 2021
Filed January 27, 2022
Form 20-F/A for the Year Ended September 30, 2021
Filed August 5, 2022
CORRESP filed August 5, 2022
File No. 001-39833

Dear Mr. Gordon:

EZGO Technologies Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 30, 2022, regarding Annual Report on Form 20-F for the fiscal year ended September 30, 2021 (the “Form 20-F”) originally filed with the Commission on January 27, 2022, and was amended by Amendment No. 1 to Form 20-F filed with the Commission on June 24, 2022, and then further amended by Amendment No. 2 to Form 20-F filed with the Commission on August 5, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s response.

Form 20-F/A for the Year Ended September 30, 2021

Part I, page 1

1.	We have reviewed your response to prior comment one. Please ensure you conform your disclosures related to your operations in China, in future Exchange Act filings, with comments issued in our review of your current Form F-3, as applicable. Please confirm your understanding that you will comply with the requisite disclosures in future Exchange Act filings, as applicable, in your response to us.

We respectfully advise the Staff that we will conform our disclosures related to the Company’s operations in China, in future Exchange Act filings, with comments issued in the Commission’s review of our current Form F-3, as applicable. We hereby confirm that we will comply with the requisite disclosures in future Exchange Act filings, as applicable, in our responses to the Commission.

If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jianhui Ye
Jianhui Ye, Chief Executive Officer

cc: Richard I. Anslow, Esq.